Exhibit 4.70

EXCLUSIVE RIGHT AND OPTION AGREEMENT

This Exclusive Right and Option Agreement (this “Agreement”) is made and entered into as of November 21, 2025, between Evangelos J. Pistiolis, (the “Seller”) and Top Ships Inc., a Marshall Islands corporation (the “Buyer”). The Seller and the Buyer may be referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Seller owns certain properties that have been completed or are under construction in Dubai, United Arab Emirates, details of which are set forth in Schedule A hereto (each, a “Property”, all together the Properties) with an aggregate estimated market value in excess of $200.0 million;

WHEREAS, the Buyer is considering investing in real estate and has identified the United Arab Emirates, Dubai in particular, as a market of interest for an initial investment in real estate, has reviewed the Properties, and would like to enter into due diligence and potential negotiations with the Seller for the acquisition of one or more assets from the Properties (the “Acquisition”); and

WHEREAS, the Parties intend for this Agreement to constitute a legally binding and enforceable contract between them.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1	GRANT OF OPTION

1.1	Grant

In consideration of the Option Fee (as defined in Section 2), the Seller hereby grants to the Buyer the exclusive right and irrevocable option (the “Option”) to acquire one or more Properties from the Seller at a discount of 10% of the fair market value as determined pursuant to Section 5 hereto. For any Properties under construction, this includes the right to step into the Seller’s position for the purpose of executing and performing any construction contracts, the issuance of one or more refund guarantees or bonds, if applicable, in favor of the Buyer, and to take assignment or novation of any related financing arrangements with respect to the Properties, at the Buyer’s further option.

1.2	Seller’s Covenants

Prior to (i) the expiration of the Option Period, if the Option is not exercised by the Buyer, or (ii) in the event the Option is exercised, the consummation of the Acquisition, the Seller covenants that it shall:

(a)	Take no action that would reasonably be expected to cause a breach, termination, or adverse modification of any construction contract, if any, or the commercial viability of the associated financing arrangements.

(b)	Provide to the Buyer all requested information in relation to the properties in order to enable the Buyer and Buyer’s advisors to conduct the necessary due diligence, including access to the properties if applicable.

2	OPTION FEE

2.1	Payment

In consideration for the grant of the Option, the Buyer shall, pay to the Seller the sum of $23,500,000 (the “Option Fee”) by wire transfer to a bank account designated by the Seller prior to each instalment.

The Option Fee is payable as follows:

-	$9,000,000 by November 24, 2025

-	$2,500,000 by December 10, 2025

-	$12,000,000 by December 31, 2025

The date upon which the full Option Fee has been paid to the Seller shall be the “Effective Date.”

If the full Option Fee is not paid by December 31, 2025, this Agreement shall be terminated without any recourse by either party, provided that, any instalments of the Option Fee that have been paid to the Seller shall be returned to the Buyer by January 5, 2026.

2.2	Treatment of Option Fee.

Upon the Buyer’s exercise of the Option in accordance with Section 3, the Option Fee shall be non-refundable and shall be applied as a deposit toward the final Purchase Price (as defined in Section 5). For the avoidance of doubt, if the final Purchase Price is less than the Option Fee, any difference will be refunded to the Buyer within five (5) business days after closing.

If the Option expires without being exercised by the Buyer, the Seller shall refund the Option Fee in full to the Buyer within five (5) business days of the expiration of the Option Period.

3	OPTION PERIOD AND EXERCISE

3.1	Option Period

The Option shall be exercisable by the Buyer at any time during the period from the Effective Date and ending on the earlier of (a) 90 days thereafter or (b) the exercise by the Buyer of the Option with respect to any Property (the “Option Period”). For the avoidance of doubt, the exercise of the Option shall only be permitted once and there shall be no further Option in respect of Properties for which the Option was not exercised.

3.2	Method of Exercise

To exercise the Option, the Buyer must deliver unconditional and irrevocable written notice of exercise to the Seller prior to the expiration of the Option Period.

Following the delivery of a notice, the Buyer must close the transaction within 60 business days unless otherwise agreed between the parties.

4	EXCLUSIVITY AND WAIVER

4.1	Exclusivity

The Seller hereby agrees that during the Option Period, the Seller will not sell, transfer, assign, or otherwise encumber his rights relating to any Property or construction contract or similar agreement relating any Property under construction or the Buyer’s rights under this Option (or engage in any transaction substantially similar in effect to any of the foregoing) (each sale or disposition, an “Alternative Transactions”). During the Option Period, the Seller agrees to promptly advise the Buyer, in writing if it receives any proposal regarding an Alternative Transaction from a bona fide third party, including all material terms of such proposal.

4.2	Waiver

The Buyer, at its option, may decide to waive its rights under Section 4.1 above, in relation to any of the Properties, provided that, upon the closing of any Alternative Transaction in respect of any such Property, the Seller agrees to pay to the Buyer a fee (a “Waiver Fee”) equal to the greater of (a) $200,000 or (b) 50% of the Net Sale Profit from such Alternative Transaction with respect to each such Property.

For the purposes of this Section 4.2, “Net Sale Profit” means the gross sale price and all other consideration paid for one or more of the Properties subject to such Alternative Transaction, less (a) (i) net prorations which reduce the cash due at closing from the purchaser, if there is such a reduction, (ii) customary closing costs, including legal or deed preparation fees paid by the Seller to third parties unaffiliated with the Seller, (iii) any governmental transfer taxes or similar taxes or fees paid by the Seller and (iv) brokerage commissions paid by the Seller to third party brokers unaffiliated with the Seller and (b) the Property Cost Basis. For the avoidance of doubt, for purposes of determining the portion of the Net Sale Profit, the gross sale price shall include the amount of any purchase money financing extended by the Seller to the purchaser as if paid in cash at closing.

“Property Cost Basis” shall mean the total capital invested by the Seller to acquire and improve each Property, calculated as the sum of the following documented costs:

(a) The full purchase price paid to the seller or builder for the Property plus any brokerage commissions paid by the Seller to third party brokers unaffiliated with the Seller;

(b) All direct and necessary costs incurred to acquire legal title to the Property, including but not limited to governmental transfer taxes, registration fees, title search and insurance costs, and legal fees directly attributable to the acquisition; and

(c) The cost of all capital improvements made to the Property after its acquisition. A “capital improvement” is an expenditure that materially increases the Property’s value, significantly extends its useful life, or adapts it to a new use, as distinguished from routine maintenance, repairs, or cosmetic updates.

5	PURCHASE PRICE

The total purchase price for the Acquisition (the “Purchase Price”) shall be an amount equal to the fair market value of any Properties upon which an Option has been exercised, discounted by 10%. Such fair market value shall be determined by calculating the average of two independent real estate appraiser valuations, both appraisers, to be mutually agreed upon by the Parties.

6	SELLER’S COOPERATION

6.1	Novation and Assignment

Upon the Buyer’s exercise of the Option, the Seller shall, at the Buyer’s expense, provide full and timely cooperation to effectuate the Acquisition. This shall include, without limitation:

(a)	Facilitating the transfer of title to any Property or the execution of construction contracts, if applicable, either directly between the Buyer and the builder or developer of such Property or by novating to the Buyer any such contracts executed by the Seller in accordance with Section 1.2(c), including the novation or assignment of any related refund guarantees or bonds;

(b)	Fulfilling any further conditions precedent for the Acquisition, including obtaining any governmental or regulatory permits, lifting or securing any liens, paying any required fees or transfer taxes, obtaining third-party consents and drafting and negotiating definitive purchase documentation; and

(c)	Assisting the Buyer in assuming or securing any related financing arrangements, if applicable, subject to lender consent.

7	BINDING EFFECT

The Parties expressly acknowledge and agree that this Agreement is not a mere expression of intent, but constitutes a legally binding and enforceable contract. Each Party has the full legal right, power, and authority to enter into and perform its obligations under this Agreement.

8	GOVERNING LAW AND JURISDICTION

This Agreement shall be construed, interpreted and enforced in accordance with, and shall be governed by, the laws of the State of New York. Each of the parties hereto submits to the nonexclusive jurisdiction of the New York courts in connection with any disputes arising out of or in connection with this Agreement. Nothing contained in this Agreement shall affect the right to bring proceedings in any other jurisdiction whether in connection with this Agreement or for the purpose of the enforcement or execution of any judgment or other award obtained against either party in any court, or as a result of any arbitration proceeding. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT.

9	MISCELLANEOUS

9.1	Confidentiality

The existence and terms of this Agreement shall be kept strictly confidential by the Parties, except as may be required by law, regulations or rules of any stock exchange on which the Buyer’s equity is listed, or to obtain necessary consents from third parties.

9.2	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings, and agreements.

9.3	Notices

Any notice or Communication under this Agreement must be in writing and sent by mail, postage prepaid and registered or certified with return receipt requested, by facsimile, by email or by delivering the same in person. Notices shall be sent to the addresses set forth below and shall be deemed effective upon receipt:

To the Buyer:	Alexandros Tsirikos, atsirikos@topships.org

To the Seller:	Andreas Louka, louka@loukapartners.com

9.4	Counterparts

This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or electronic (.pdf) signature and a facsimile or electronic (.pdf) signature shall constitute an original for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis

TOP SHIPS INC.
By:	/s/ Alexandros Tsirikos
	Name:	ALEXANDROS TSIRIKOS
	Title:	DIRECTOR

Schedule A

	Unit	Status	Type	Delivery

The Royal Atlantis Residences	3301	Delivered		Jan-23
The Royal Atlantis Residences	3402	Delivered		Jan-23
Six Senses	SS2-2-01	Under Construction	Resale	Jan-26
Six Senses	P1-2-03	Under Construction	Resale	Jan-26
Louvre Residences	R17-06-14	Under Construction	Contract with developer	Summer 2026
Frank Muller - Vanguard	3315	Under Construction	Contract with developer	Sep-27
Frank Muller - Vanguard	3209	Under Construction	Contract with developer	Sep-27
Golf Heights	4301	Under Construction	Contract with developer	Dec-26
Golf Heights	4302	Under Construction	Contract with developer	Dec-26
Golf Heights	4303	Under Construction	Contract with developer	Dec-26
Golf Heights	4304	Under Construction	Contract with developer	Dec-26
Golf Heights	4305	Under Construction	Contract with developer	Dec-26
Golf Heights	4306	Under Construction	Contract with developer	Dec-26
Burj Khalifa	12601	Finished	Resale
Eden House Za’abel	RETAIL 1 - RETAIL 2 - RETAIL 3 - RETAIL 4 - COURTYARD - BASEMENT	Under Construction	Contract with developer	2028